
April 2, 2012

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, Nebraska 68179

      Re: Union Pacific Corporation
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed on February 3, 2012
      File No. 001-06075

Dear Mr. Knight:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 54

1.   Reference is made to the caption Other operating activities, net where it appears that both increasing and decreasing adjustments to operating cash flows have been netted. Please note that the net amount is still significant, as it represented in excess of 10% of cash provided by operating activities in two of the last three fiscal years. In accordance with ASC Topic 230-10-45-29, the operating cash flows reconciliation should separately report all major classes of reconciling items. Please consider this guidance and separately disaggregate individually significant reconciling items. We also note that your stock-based compensation expense (note 4) is not separately listed as a reconciling item. Please revise accordingly.

Note 14 – Debt, page 77

2.   In the Debt Exchange section, we note that you had material exchanges of old debt
        (existing notes) for new debt (new notes) with cash consideration paid in each of the
        exchanges during the last two fiscal years. In both of the exchange transactions, we
        note there was no gain or loss on the exchange with the existing unamortized discount
        and issue costs from the existing notes being amortized over the term of the new
        notes. It appears that you did not account for the exchanges as a debt extinguishment.
        In this regard, we assume that the exchanges were accomplished without substantially
        different terms, as the present value of cash flows from the new notes and the cash
        consideration paid being less than 10% different from the present value of the
        remaining cash flows under the terms of the existing notes exchanged in the
        transactions. Please refer to the guidance in ASC Topic 470-50-40-9 and 10.

        Please confirm our assumption or advise us otherwise. In addition, please revise your
        notes to specifically discuss the accounting treatment for these transactions based on
        the appropriate accounting literature relied upon by management.

Note 17 – Commitments and Contingencies, page 81

3.   In the 2nd paragraph under Personal Injury, you disclose that the personal injury
        liability has been discounted to present value using applicable U.S. Treasury rates.
        As a contingent liability is discounted only if the amount and timing of cash payments
        are fixed or reliably determinable, this accounting treatment appears inconsistent with
        your disclosure of the uncertainty surrounding the ultimate outcome of personal
        injury claims. Please advise and clarify your accounting treatment and revise the
        disclosures, as applicable. Please also conform the disclosures in the critical
        accounting policies section (page 43).

        Please note that if a liability is recognized on a discounted basis, the notes should also
        include the following disclosures:

        • Expected aggregate undiscounted amount;
        • Expected payments for each of the five succeeding year, and the aggregate
          amount thereafter;
        • A reconciliation of the expected aggregate undiscounted amount to amounts
          recognized in the statement of financial position; and
        • An explanation of material changes in the expected aggregate amount since
          the prior balance sheet date, other than those resulting from pay-down of the
          obligation.

        Please refer to the guidance in ASC Topic 450-20-S99-1 and revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Joseph Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief